September 13, 2019

Suying Li

Rufus Decker

Division of Corporation Finance

Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	PetIQ, Inc.
Form 10-K for Fiscal Year Ended December 31, 2018
Filed March 12, 2019
Form 10-Q for Fiscal Quarter Ended June 30, 2019
Filed August 8, 2019
Item 2.02 Form 8-K Filed August 7, 2019
File No. 001-38163

Dear Mr. Li and Mr. Decker:

On behalf of PetIQ Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated August 15, 2019 with respect to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2018 (the “10-K”), Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2019 (the “10-Q”) and Current Report on Form 8-K, filed on August 7, 2019 (the “8-K”). For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type herein. Capitalized terms used but not defined herein have the meanings ascribed to them in the 10-K, 8-K and 10-Q.

Form 10-K for Fiscal Year Ended December 31, 2018

Comment No. 1:

You present selected financial data as of and for fiscal years ended December 31, 2018, 2017 and 2016. Please tell us how you complied with Items 301(a) and (d)(2) of Regulation S-K or revise your disclosures accordingly.

Response:

The Company acknowledges that Item 301 of Regulation S-K provides that Selected Financial Data for an emerging growth company should include either five years of financial data or, if shorter, financial data beginning with the earliest audited financial information presented in connection with its first registration statement that became effective under the Securities Exchange Act of 1934, as amended. Accordingly, the Company undertakes to include in its Annual Report on Form 10-K for the year ended December 31, 2019 selected financial data beginning with the year ended December 31, 2015.

Comment No. 2:

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operation

Year Ended December 31, 2018 Compared with Year Ended December 31, 2017, page 33

Please disclose the business reasons for material changes between reporting periods in each segment’s operating results (e.g., revenues, material expense line items and operating income (loss)) and your non-allocated corporate operating income (loss). In circumstances where more than one business reason exists for a change between periods, please also quantify the incremental impact of each individual business reason. Refer to Item 303(a) of Regulation S-K. This comment also applies to your Form 10-Q for the period ended June 30, 2019.

Response:

In response to the Staff’s comment, in future filings, the Company will include the business reasons for material changes between reporting periods in each segment’s operating results. In addition, where more than one business reasons exist for a change between periods, the Company will quantify the incremental impact of each individual business reason.

As an example, the Company’s disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2018, compared with the year ended December 31, 2017, will be modified to include the following additional disclosure regarding net sales, gross profit and general and administrative expenses in future filings and will also include an additional section on segment operating income as included below:

Net Sales

Total net sales increased $261.9 million or 98%, to $528.6 million for the year ended December 31, 2018, compared to $266.7 million for the year ended December 31, 2017. The growth is attributed to $183.5 million in additional Product segment sales, which is a result of expansion of items sold to continuing customers, the addition of new items and the addition of new customers. The $78.4 million of Service segment revenue is new in the current year as a result of the acquisition of VIP Petcare (the “VIP Acquisition”).

Gross Profit

Total gross profit increased by $32.1 million, or 63%, to $83.3 million for the year ended December 31, 2018, compared to $51.2 million for the year ended December 31, 2017. This increase is due to significant Product segment sales growth as well as higher gross margin in the services segment, offset by a significant portion of the Product segment sales growth occurring in lower margin items. Service segment gross profit can fluctuate considerably based on the volume of pets seen in clinics without a significant increase in the number of clinics, due to the relatively fixed cost nature of a clinic. Total gross margin decreased to 15.8% for the year ended December 31, 2018, from 19.2% for the year ended December 31, 2017. Product segment margin decreased to 14.8% for the year ended December 31, 2018, from 19.2% for the year ended December 31, 2017. Service segment margin was 21.1% for the year ended December 31, 2018. The Service segment is new in the current year as a result of the VIP Acquisition.

General and Administrative Expenses

Total general and administrative expenses increased by $34.4 million, or 91%, to $72.3 million for the year ended December 31, 2018, compared to $37.9 million for the year ended December 31, 2017. The increase reflects:

•	Increased Product segment expenses of $0.7 million for merchandising and advertising expenses related to more products and customers;

•	The addition of Service segment G&A of $13.2 million, primarily consisting of regional staff that do not directly serve customers, host fees, and bank charges;

•

Increased compensation expense to support overall growth of $4.3 million, the addition of our stock based compensation plan and related grants of $3.4 million, which includes improved operations and the larger company requiring increased incentive compensation accruals;

•	Acquisition related expenses related primarily to the Service segment of $1.8 consisting primarily of legal, diligence and consulting fees;

•	The addition of VIP corporate overhead that oversees the Services segment of approximately $10.5 million;

•	Increased amortization of $4.2 million on acquired intangible assets; and

•	Increased legal, accounting, and related costs as part of being a public company.

As a percentage of sales, general and administrative expenses decreased from 14.2% in 2017 to 13.7% in 2018, which is caused by increases in net sales exceeding general and administrative expense growth due to the fixed nature of a portion of the general and administrative expenses.

Segment Operating Income

Products Segment:

Products segment operating income fluctuates based on the mix of products sold. The significant growth in Products segment operating income is the result of significant sales growth with costs falling in line with historical costs.

Services Segment:

Operating income in the Services segment was $2.7 million, with no comparable amount in the previous period as the segment was created by the VIP Acquisition. Services operating income as a percentage of Service revenue was 3.4%, however it was negatively impacted by $1.5 million of costs related to the fair value of inventory from purchase accounting. Income from operations can fluctuate considerably for the Services segment based on the volume of pets seen in clinics without a significant increase in clinics, due to the relatively fixed cost nature of a clinic.

Unallocated corporate expenses:

Unallocated corporate expenses consist of expenses incurred by centrally-managed departments, including accounting, legal, human resources, information technology and headquarters expenses, as well as executive and incentive compensation expenses including stock based compensation, amortization of intangible assets, and other miscellaneous costs. Unallocated corporate expenses increased for 2018 compared to 2017 primarily due to $3.8 million of acquisition expenses, growth in corporate costs as a result of being a public company, stock based compensation expense of $3.8 million that began in the second half of 2017, and the amortization of intangible assets created as a result of the acquisitions that took place during the year of $5.2 million.

Item 2.02 Form 8-K Filed August 7, 2019

Comment No. 3:

Exhibit 99.1

Reconciliation between Gross Profit and Adjusted Gross Profit

Reconciliation between Net Income and Adjusted EBITDA

Reconciliation between Net Income and Adjusted Net Income, page 10

Please tell us in detail your purpose for including non-GAAP adjustments for non same-store gross loss, non same-store revenue and non same-store costs in calculating adjusted gross profit, adjusted EBITDA and adjusted net income. Please also explain why your management believes that non-GAAP measures with these adjustments provide useful information to investors. Refer to Items 10(e)(1)(i)(C) and (D) of Regulation S-K.

Response:

The Company respectfully advises the Staff that the Company shows revenue for its Services segment on a “same-store” basis, which includes those retail service regional offices, mobile community clinics provided within host partners and wellness centers that have been operating for at least six trailing quarters. The Company believes that it takes six quarters for its new Services segments regional offices, community clinics and wellness centers to reach maturity and that providing information on a same-store sales basis allows investors to compare quarterly and annual results for the Company’s mature offices, community clinics and wellness centers. The Company believes that adjusting revenue and costs associated with regional offices, community clinics and wellness centers that do not fall within the same store sales base from its presentation of adjusted net income and adjusted EBITDA, as well as adjusting net loss from regional offices, community clinics and wellness centers that do not fall within the same store sales base from adjusted gross margin, is important for comparative purposes to allow both management and investors to assess profitability and net income of the Company’s mature regional offices, community clinics and wellness centers and to better compare operating trends and determine the extent to which changes in operations are driven by expansion versus growth in the Company’s existing core business. In the future, the Company undertakes to include a statement in its earnings releases furnished on Form 8-K to this effect.

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If you have any questions regarding any of the responses in this letter, please call me at (312) 558-3722.

Respectfully submitted,

/s/ Christina T. Roupas

Christina T. Roupas

cc: John Newland